Mail Stop 4561
Via Fax (813) 273-0148

July 24, 2007

W. Michael Kipphut
Senior Vice President and Chief
Financial Officer
Sykes Enterprises, Incorporated
400 N. Ashley Drive
Tampa, FL 33602

> **Re: Sykes Enterprises, Incorporated**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed on March 13, 2007**
> **File No. 000-28274**

Dear Mr. Kipphut:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1. Business, page 3

1.   We note you market your products and services in the Middle East and Africa. Please advise us of all the countries in the Middle East and Africa in which you operate and do business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

2.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. direct salaries and related costs and general and administrative expenses). Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. Similarly, we note that revenues increased in fiscal 2006 compared to fiscal 2005 due to a "broad-based growth in client call volumes including new and existing client programs." Tell us how you considered expanding your disclosures to quantify the changes in the call volume and to include a discussion of the impact of new client programs on the Company's revenue growth.

Note 1. Summary of Accounting Principles

Recognition of Revenue, page 54

3.   We note from your disclosures in Note 1 that the Company recognizes revenue from software sales in accordance with SOP 97-2. Please clarify what type of software arrangements you enter into and how they fall within the scope of SOP 97-2. In addition, tell us where you include a discussion of such product offerings in your business overview disclosures. Alternatively, if the Company does not recognize revenue from software sales, then tell us how you considered removing such disclosures from your revenue recognition policy footnote.

4.   We also note your reference to royalty revenues on page 54. In your letter to the Staff dated October 17, 2005, the Company indicated that you had not earned any revenues from royalty arrangements during the two years ended December 31, 2004. Please tell us whether you have earned any royalty revenues since such time. If not, tell us how you considered removing the reference to royalty revenues from your policy footnote.

5.   We note from your disclosures on page 54 that revenues from product sales are recognized upon shipment to the customer and satisfaction of all obligations. It appears, however, from your Business Section disclosures that the Company provides outsourced customer contact management solutions and services. Please tell us what products sales you are referring to in your revenue recognition policy footnote and tell us the amount of revenues recognized from product sales for

each period presented. Also, tell us whether the Company recognizes any revenues from products sold as part of your fulfillment services.

6.   We note your disclosures on page 55 regarding the Company's multiple-element arrangements where you indicate that fair value is the price of a deliverable when it is regularly sold on a standalone basis. Please tell us which arrangements you consider to be multiple-element arrangements. Also, explain which elements (e.g. hardware, software, consulting, or other services) have an established fair value and what methodology and assumptions you used in your determination of such values. In your response, please tell us the volume of standalone sales used to establish VSOE for each applicable element.

7.   We note your disclosures on page 22 where you indicate that revenues from fixed priced contracts are recognized using the percentage-of-completion method. Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts. In this regard, please tell us how you determined that this method of accounting is applicable to your product offerings.

Note 2. Acquisitions and Dispositions, page 61

8.   We note that you completed two acquisitions, Apex and KLA, in fiscal 2006 and 2005, respectively. Please tell us how you considered the following disclosure requirements with regards to goodwill and intangible assets recognized in these transactions:
   * Tell us how you considered the guidance of paragraph 45(c) of SFAS 142, to disclose the changes in the carrying amount of goodwill for all periods presented by reportable segment.
   * Tell us how you considered the guidance of paragraph 52(a) of SFAS 141 and paragraph 44(a) of SFAS 142, to disclose the individual amounts and weighted-average amortization period assigned to each acquired major intangible asset class.
   * Tell us how you considered the guidance of paragraph 45(a) of SFAS. 142, to disclose the gross carrying amount and accumulated amortization by each major intangible asset class for all periods presented.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief